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                                                                    Exhibit 99.3



                        SKYLANDS FINANCIAL CORPORATION
                              176 Mountain Avenue
                            Hackettstown, NJ 07840


                          ..........................

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                      TO BE HELD ON July 17, 2000

     WE HEREBY GIVE YOU NOTICE that Skylands Financial Corporation will hold an annual meeting of shareholders on Monday, July 17, 2000, at 6:00 p.m., local time, at Panther Valley Golf and Country Club, Route 517, Allamuchy Township, New Jersey, to consider and vote upon the following matters, all as more fully described in the accompanying proxy statement/prospectus:

     1.   To elect eleven directors to the Board of Directors of Skylands;

     2. The approval and adoption of the Agreement and Plan of Merger dated February 23, 2000, as amended and restated as of May 1, 2000, between Fulton Financial Corporation and Skylands, which provides, among other things, for the merger of Skylands with and into Fulton Financial and the conversion of each share of common stock of Skylands outstanding immediately prior to the merger into .819 shares of Fulton Financial common stock, plus cash in lieu of any fractional share interest;

     3. The adjournment of the annual meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the annual meeting to approve the merger agreement; and

     4. The transaction of such other business as may properly be brought before the annual meeting.

     The Board of Directors of Skylands recommends a vote "FOR" each proposal and the nominees for election to the Board of Directors.

     The Board of Directors of Skylands has fixed the close of business on June 5, 2000, as the record date for determining shareholders entitled to notice of, and to vote at, the annual meeting. A list of shareholders entitled to vote at the annual meeting will be available for inspection at Skylands' main office for a period of ten days prior to the annual meeting and also will be available for inspection at the annual meeting.

     Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the annual meeting, the Board of Directors of Skylands urges you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the annual meeting but will assure that your vote is counted if you are unable to attend. If you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder in order to vote personally at the annual meeting.

BY ORDER OF THE BOARD OF DIRECTORS


/s/ Norman S. Baron, Secretary

June 16, 2000